NO ACT

PE 12-22-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





February 12, 2010

Act: 1934
Section:
Rule: 14a-8
Public Availability: 02-12-2010

Bruce A. Metzinger
Assistant Secretary and
Assistant General Counsel
Halliburton Company
2107 CityWest Blvd.
Bldg. 2, Room 4.1346A
Houston, TX 77042

Re: Halliburton Company
Incoming letter dated December 22, 2009

Dear Mr. Metzinger:

This is in response to your letter dated December 22, 2009 concerning the shareholder proposal submitted to Halliburton by Gerald R. Armstrong. We also have received a letter from the proponent dated January 7, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

February 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated December 22, 2009

The proposal relates to compensation.

We are unable to conclude that Halliburton has met its burden of establishing that Halliburton may exclude the proposal under rule 14a-8(e)(2). In this regard, we note the proponent's representation that delivery of the proposal was attempted on December 7, 2009. Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FISMA & OMB Memorandum M-07-16

January 7, 2010

Office of the Chief Counsel
Division of Corporate Finance
U. S. Securities and Exchange Commission
100 F Street, North East
Washington, D. C. 20549

Greetings

Reference is made to the request of Halliburton Company for a "No Action" position on deleting my shareholder proposal from its proxy statement for the ensuing annual meeting of its shareholders. Halliburton contends this action would be appropriate as the proposal was not submitted on a timely basis.

This letter seeks your denial of the request for the "No Action" position and sets forth the following detail which confirms that every good faith effort was in place by this proponent for the presentation of the proposal.

First, by letter of December 10, 2009, Halliburton gave me notice to correct the proposal to contain less than 500 words. This was done on December 17, 2009, and accepted by Halliburton which confirms that Halliburton acknowledged the timely receipt of the proposal.

Second, the proposal was sent to Halliburton by Federal Express on December 4, 2009. As shown on the attached copies of delivery information from Federal Express, delivery was attempted on December 5, 2009 and on December 7, 2009; however, the offices of Halliburton were closed. The parcel was then delivered on December 8, 2009. The proponent had no prior knowledge that the offices of Halliburton would not be open on December 5th or 7th and assumed it had been delivered.

It is apparent that Halliburton acknowledged timely receipt of the proposal by their letter of December 10, 2009 and that good faith efforts were made to achieve delivery on December 5th and December 7th.

Appropriately, I request that "No Action" request of Halliburton be denied.

Yours for "Dividends and Democracy,"



Gerald R. Armstorng, $hareholder

Enclosures: 4

cc: Halliburton Company
RickMetrics

HALLIBURTON
2107 CityWest Blvd., Bldg. 2, Room 4.1346A, Houston, TX 77042
PH: (281) 871-2623

Bruce A. Metzinger
Assistant Secretary and
Assistant General Counsel

December 22, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposal of Gerald R. Armstrong (the "Proponent")

Dear Sir/Madam:

Gerald R. Armstrong has submitted a proposed resolution and statement of support (the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company ("Halliburton") stockholders scheduled to be held on May 19, 2010. This request for no-action advice is being submitted via email to shareholderproposals@sec.gov pursuant to Staff Legal Bulletin No. 14D dated November 7, 2008. A copy of each of the Proposal, a Federal Express tracking receipt, Halliburton correspondence to Mr. Armstrong, a revised Proposal and this letter accompanies this email.

The original Proposal was received by Halliburton on December 8, 2009. By letter dated December 10, 2009, Halliburton notified Mr. Armstrong that the Proposal exceeded 500 words. Mr. Armstrong, by letter dated December 17, 2009, submitted a revised Proposal that complies with the 500 word limit specified by Rule 14a-8(d). The length of the Proposal, as revised, is not an issue presented in this letter, but the documents are included in order to provide all correspondence between Halliburton and the Proponent related to the Proposal.

The Proposal requests that the Board of Directors adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared and submitted by company management, seeking an advisory vote of shareholders to ratify and approve the Board's Compensation Committee Report and the executive compensation policies and practices set forth in the company's Compensation Discussion and Analysis.

Halliburton intends to omit the Proposal from its 2010 proxy materials pursuant to Rule 14a-8(e)(2). Halliburton requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the "Commission") that no enforcement action will be taken if Halliburton omits the Proposal from its 2010 proxy statement.

<u>The Proposal was received after the deadline for submitting shareholder proposals</u>.

The Proposal, though accompanied by a transmittal letter dated December 4, 2009, was received by Halliburton on December 8, 2009. A copy of the Federal Express tracking receipt evidencing the receipt by Halliburton is attached. The deadline stated in Halliburton's 2009 proxy statement for submittal of shareholder proposals for the 2010 Annual Meeting of Stockholders is December 7, 2009. Because the Proposal was delivered on the day after the due date for submission of shareholder proposals, it can be excluded under Rule 14a-8(e)(2).

The Staff has strictly interpreted the Rule 14a-8(e)(2) due date requirement. In *City National Corporation*, SEC No-action Letter (December 20, 2007), a shareholder proposal that was delivered one day after the deadline for submitting proposals was excludable under Rule 14a-8(e)(2). See also, *Smithfield Foods, Inc.*, SEC No-action Letter (June 4, 2007) (proposal that arrived one day after the deadline was excludable under rule 14a-8(e)(2)). As illustrated by these examples, a delay of one day is a sufficient reason to exclude a proposal under Rule 14a-8(e)(2).

For this reason, Halliburton asks that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

In addition, there are substantive bases for objection to the Proposal under Rule 14a-8(i). Because of the procedural deficiency discussed in this letter, Halliburton will not raise those substantive objections at this time. We respectfully reserve our right to raise such objections should the relief requested herein not be granted by the Staff.

Halliburton intends to file its 2010 proxy statement and form of proxy no earlier than April 1, 2010. Halliburton submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton hereby notifies Mr. Armstrong of Halliburton Company's intention to omit the Proposal from Halliburton's proxy statement and form of proxy for the 2010 Annual Meeting.

If you have any questions or require further information, please do not hesitate to contact me (281-871-2623).

Respectfully submitted,



Bruce A. Metzinger
Assistant Secretary and
Assistant General Counsel

Attachment

cc: Mr. Gerald R. Armstrong

R:\LEGAL\SEC\Stockholder Proposals 2010 proxy\No-action letter 122209 (Gerald Armstrong).doc

FISMA & OMB Memorandum M-07-16

December 4, 2009

HALLIBURTON COMPANY
Attention: Vice President and
Corporate Secretary
5 Houston Center
1401 McKinney Street, Suite 2400
Houston, Texas 77010

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of Halliburton Company, at the coming annual meeting in 2010, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 200 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

Sent by FEDEX: 8705 3909 9122

RESOLUTION

That the shareholders of HALLIBURTON COMPANY request its Board of Directors to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared and submitted by Company Management, seeking an advisory vote of shareholders to ratify and approve the board's Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

STATEMENT

As a shareholder, I am concerned about the levels of compensation afforded our top management and members of the Board of Directors, who are to be independent, while the dividends of HALLIBURTON seem to be frozen into the past.

The following table summarizes compensation paid our executives:

	2008	2007	2005
David Lesar	$ 17,876,739	$ 17,023,538	$ 10,001,873
Mark McCollum	2,420,905	1,861,905	1,916,949
Albert Cornelison, Jr.	3,989,588	3,500,511	3,814,196
C. Christopher Gaut	4,756,115	4,205,192	3,931,114
James Brown	2,225,914		
Andrew Lane			4,147,012

Last year's proxy statement shows that there were nine meetings of the Board of Directors and that the average compensation paid directors was $361,927.16 which was complemented with dividend equivalents and matching funds for certain charitable contributions. Some directors were also taking part in a pension program which the proponent of this proposal believes could compromise their independence.

In the thirty-four pages of discussion on compensation in the proxy statement, it lists "Hewitt Associates" as the independent compensation consultant for the past years. "Hewitt Associates" apparently was appointed by the Board of Directors to review executive compensation and possibly its own compensation.

As noted by former CEO Jerry Levin of Time Warner, "I think it is time to relook at exactly how CEOs are paid." He blasted compensation consultants for making salary decisions based on "another CEO who may not be worth the $10,000,000. he or she is getting." The proxy statement discusses the consultant's role in relying upon compensation of peers.

The executive compensation feast not only includes entrees of a salary and bonus, but adds appetizers, hors d'oeuvres, and desserts which include:

--Stock awards
--Stock Option grants
--Annual Performance Pay Plan
--Net Operating Value Added Plan
--Long-term Incentives
--Performance Unit Program
--Retirement and Savings Plans

--Elective Deferral Plan
--Benefit Restoration Plan
--Defined Benefit Pension Plan
--Health Care Insurance
--Country Club memberships
--Executive Financial Planning
--Security assessments at personal residences
--Non-Equity Incentive Plan Compensation
--Restricted stock dividends
--Halliburton Political Action Committee (matching funds)
--Pension equalizer program
--Tax equalization payments
--Golden Parachutes

"There is no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get the executive compensation right, it's been shown it won't get anything else right either."

The proponent believes that "enough is enough" and that at HALLIBURTON "enough has become too much" and he would like to vote on this issue. If you agree, please vote "FOR" this proposal.

HALLIBURTON

2107 CITYWEST BLVD., BLDG. 2, ROOM 4.1346A, HOUSTON, TX 77042
PH: (281) 871-2623

Bruce A. Metzinger
Assistant Secretary and
Assistant General Counsel

December 10, 2009

Mr. Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

Re: Halliburton Company; Shareholder Proposal

Dear Mr. Armstrong:

Halliburton Company has received your shareholder proposal and supporting statement for inclusion in Halliburton Company's proxy statement for its 2010 annual meeting of stockholders.

Rule 14a-8(d) provides that a proposal, including the accompanying supporting statement, may not exceed 500 words. The proposal and supporting statement you submitted exceeds 500 words.

Please revise the proposal and supporting statement so that they do not exceed 500 words. Rule 14a-8(f)(1) provides that the company may exclude the proposal if you fail to correct this procedural or eligibility requirement after receiving written notification from the company. The Rule provides that the response must be postmarked or transmitted electronically no later than 14 days from the date you receive this notification. Please send the revised proposal and supporting statement to my attention at the above address. If you prefer, you can send the revised proposal and supporting statement to me via facsimile at (713) 839-4563.

Very truly yours,

Bruce A. Metzinger
Assistant Secretary

R:\LEGAL\SEC\Stockholder Proposals 2010 proxy\Gerald Armstrong (121009).doc

FISMA & OMB Memorandum M-07-16

December 17, 2009

Mr. Bruce A. Metzinger,
Assistant Secretary and
Assistant General Counsel
HALLIBURTON COMPANY
2107 CityWest Boulevard, Building 2,
Room 4.1346 A
Houston, Texas 77042

Dear Mr. Metzinger

The following pages are the revised content of the shareholder proposal and supporting statement which, at your request, have been amended to contain less than 500 words.

Please let me know if you seek additional corrections as I am willing to amend the proposal and its statement to fully comply with the existing rules.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

By Facsimile 713-839-4563

RESOLUTION

That the shareholders of HALLIBURTON COMPANY request its Board of Directors to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared and submitted by Company Management, seeking an advisory vote of shareholders to ratify and approve the board's Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

STATEMENT

As a shareholder, I am concerned about the levels of compensation afforded our top management and members of the Board of Directors, who are to be independent, while the dividends of HALLIBURTON seem to be frozen into the past.

The following table summarizes compensation paid our executives:

	2008	2007	2005
David Lesar	$ 17,876,739	$ 17,023,538	$ 10,001,873
Mark McCollum	2,420,905	1,861,905	1,916,949
Albert Cornelison, Jr.	3,989,588	3,500,511	3,814,196
C. Christopher Gaut	4,756,115	4,205,192	3,931,114
James Brown	2,225,914		
Andrew Lane			4,147,012

Last year's proxy statement shows that there were nine meetings of the Board of Directors and that the average compensation paid directors was $361,927.16 which was complemented with dividend equivalents and matching funds for certain charitable contributions. Some directors were also taking part in a pension program which the proponent of this proposal believes could compromise their independence.

In the thirty-four pages of discussion on compensation in the proxy statement, it lists "Hewitt Associates" as the independent compensation consultant for the past years. "Hewitt Associates" apparently was appointed by the Board of Directors to review executive compensation and possibly its own compensation.

As noted by former CEO Jerry Levin of Time Warner, "I think it is time to relook at exactly how CEOs are paid." He blasted compensation consultants for making salary decisions based on "another CEO who may not be worth the $10,000,000. he or she is getting." The proxy statement discusses the consultant's role in relying upon compensation of peers.

The executive compensation feast not only includes entrees of a salary and bonus, but adds appetizers, hors d'oeuvres, and desserts which include:

--Stock awards
--Stock Option grants
--Annual Performance Pay Plan
--Net Operating Value Added Plan
--Long-term Incentives
--Performance Unit Program
--Retirement and Savings Plans

--Elective Deferral Plan
--Benefit Restoration Plan
--Defined Benefit Pension Plan
--Health Care Insurance
--Country Club memberships
--Executive Financial Planning
--Security assessments at personal residence(s)
--Non-Equity Incentive Plan Compensation
--Restricted stock dividends
--Halliburton Political Action Committee (matching funds)
--Pension equalizer program
--Tax equalization payments
--Golden Parachutes

Nell Minow of The Corporate Library stated: "If the Board can't get the executive compensation right, its been shown it won't get anything else right either."

The proponent believes that "enough is enough" and that at HALLIBURTON "enough has become too much" and he would like to vote on this issue. If you agree, please vote "FOR" this proposal.